August 31, 2007
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 6010
Washington, D.C. 20549

Re:	Nastech Pharmaceutical Company Inc.
Form 10-K for fiscal year ended December 31, 2006 (the “Form 10-K”)
Filed March 7, 2007, File No. 000-13789
     Dear Mr. Rosenberg:
     This letter is being furnished as an additional response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) as set forth in your letter dated May 10, 2007 (the “Comment Letter”) to Dr. Steven C. Quay, M.D., Ph.D., our Chairman, President and CEO, with respect to the Form 10-K.
     The responses contained in this letter supplement the responses contained in our letter to the Staff dated June 15, 2007 (the “Initial Response Letter”). We are supplementing our responses pursuant to our telephonic discussion, on Friday August 10, 2007, with Mr. Frank Wyman of the SEC during which Mr. Wyman indicated the Staff would like some clarification of the information we provided the Staff in the Initial Response Letter.
     The responses and supplementary information set forth below have been organized in the same manner in which the Staff’s comments and headings were organized in the Comment Letter and in the Initial Response Letter.
1. MD&A Critical Accounting Policies and Estimates (p. 42):
     You do not appear to have discussed the variability implicit in your critical accounting estimates. This disclosure should provide investors with a fuller understanding of the uncertainties in applying critical accounting estimates and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. It should include quantification of the related variability in operating results that you expect to be reasonably likely to occur, particularly as a result of changes in your estimates of development costs. Please keep these points in mind in providing us your responses to comments listed below. Please describe in disclosure-type format the expected uncertainties and variability implicit in critical accounting estimates, the effect that changes in such estimates have had on our financial statements for each period presented, and the effect that reasonably likely changes in the key assumptions underlying these estimates may have on your financial statements in the future. Refer to Section V of Financial Reporting Release No. 72 issued on December 29, 2003.

Mr. Jim B. Rosenberg
August 31, 2007

Supplemental Response:
     In response to the Staff’s comment, we enhanced our disclosure of Revenue Recognition in our most recent Quarterly Report on Form 10-Q for the second quarter of 2007, as filed with the SEC on August 8, 2007. Set forth below is the full text of the Revenue Recognition disclosure contained in such report. For the Staff’s convenience, we have identified in brackets the changes we made since to the Revenue Recognition disclosure contained in our Annual Report on Form 10K for the year ended December 31, 2006. We believe that such revised disclosure is fully responsive to the Staff’s comment.
Revenue Recognition
     Our revenue recognition policies are based on the requirements of Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (SAB) No. 104 “Revenue Recognition,” the provisions of Emerging Issues Task Force (“EITF”) Issue 00-21, “Revenue Arrangements with Multiple Deliverables,” and the guidance set forth in EITF Issue 01-14, “Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred”. Revenue is recognized when there is persuasive evidence that an arrangement exists, delivery has occurred, collectibility is reasonably assured, and fees are fixed or determinable. Deferred revenue expected to be realized within the next 12 months is classified as current.
     Substantially all of our revenues are generated from research and licensing arrangements with partners that may involve multiple deliverables. For multiple-deliverable arrangements, judgment is required to evaluate, using the framework outlined in EITF 00-21, whether (a) an arrangement involving multiple deliverables contains more than one unit of accounting, and (b) how the arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. Our research and licensing arrangements may include upfront non-refundable payments, development milestone payments, payments for contract research and development services performed, patent-based or product sale royalties, government grants, and product sales. For each separate unit of accounting, we have objective and reliable evidence of fair value using available internal evidence for the undelivered item(s) and our arrangements generally do not contain a general right of return relative to the delivered item. In accordance with the guidance in EITF 00-21, we use the residual method to allocate the arrangement consideration when we do not have an objective fair value for a delivered item. Under the residual method, the amount of consideration allocated to the delivered item equals the total arrangement consideration less the aggregate fair value of the undelivered items.
     Revenue from research and licensing arrangements is recorded when earned based on the performance requirements of the contract. Nonrefundable upfront technology license fees, for product candidates where we are providing continuing services related to product development, are deferred and recognized as revenue over the development period or as we provide the services required under the agreement. The ability to estimate total development effort and costs can vary significantly for each product candidate due to the inherent complexities and uncertainties of drug development. The timing and amount of revenue that we recognize from [upfront fees for] licenses of technology is dependent upon on our estimates of filing dates or development costs. [Our typical estimated development periods run two to six years, with shorter or longer periods possible. The estimated development periods are based upon structured detailed project plans completed by our project managers, who meet with scientists and collaborative counterparts on a regular basis and schedule the key project activities and resources including headcount, facilities and equipment, budgets and clinical studies. The estimated development periods generally end on projected

Mr. Jim B. Rosenberg
August 31, 2007

filing dates with the FDA for marketing approval.] As product candidates move through the development process, it is necessary to revise these estimates to consider changes to the product development cycle, such as changes in the clinical development plan, regulatory requirements, or various other factors, many of which may be outside of our control. The impact on revenue of changes in our estimates and the timing thereof, is recognized prospectively over the remaining estimated product development period.
     [We are currently recognizing revenue over the estimated development period for a $10.0 million license fee received in early 2006 from P&G. As noted above, we adjust the period on a prospective basis when changes in circumstances indicate a significant increase or decrease in the estimated development period has occurred. For example, our P&G collaboration agreement was amended in December 2006 and we reviewed the estimated development period at that time. Since additional clinical studies were added to the project plan, the estimated development period was lengthened and the portion of the initial $10.0 million recognized each period as revenue was adjusted on a prospective basis to reflect the longer period. We do not disclose the exact development period for competitive reasons and due to confidentiality clauses in our contracts. As an illustrative example only, a one-year increase in a three-year estimated development period to four years, occurring at the end of year one, for a $10.0 million license fee would reduce the annual revenue recognized from approximately $3.3 million in the first year to approximately $2.2 million in each of the remaining three years. Other factors we consider that could impact the estimated development period include FDA actions, clinical trial delays due to difficulties in patient enrollment, delays in the availability of supplies, personnel or facility constraints or changes in direction from our collaborative partners. It is not possible to predict future changes in these elements.]
     [In the first quarter of 2006, our collaboration agreement with Merck was terminated. Accordingly, the estimated development period over which we were recognizing a $5.0 million license fee received in 2004 ended at that time, and the remaining unrecognized portion, approximately $3.7 million, was fully recognized in the first quarter of 2006.]
     Milestone payments typically represent nonrefundable payments to be received in conjunction with the achievement of a specific event identified in the contract, such as initiation or completion of specified clinical development activities. We believe a milestone payment represents the culmination of a distinct earnings process when it is not associated with ongoing research, development or other performance on our part and it is substantive in nature. We recognize such milestone payments as revenue when they become due and collection is reasonably assured. When a milestone payment does not represent the culmination of a distinct earnings process, revenue is either recognized when the earnings process is deemed to be complete or in a manner similar to that of an upfront technology license fee.
     Revenue from contract research and development services performed is generally received for services performed under collaboration agreements and is recognized as services are performed. Payments received in excess of amounts earned are recorded as deferred revenue. Under the guidance of EITF 01-14, reimbursements received for direct out-of-pocket expenses related to contract research and development costs are recorded as revenue in the consolidated statements of operations rather than as a reduction in expenses. [Reimbursements received for direct out-of-pocket expenses related to contract research and development for the three and six months ended June 30, 2006 and 2007 were not material.]
     Royalty revenue is generally recognized at the time of product sale by the licensee.
     Government grant revenue is recognized during the period qualifying expenses are incurred for the

Mr. Jim B. Rosenberg
August 31, 2007

research that is performed as set forth under the terms of the grant award agreements, and when there is reasonable assurance that we will comply with the terms of the grant and that the grant will be received.
     Product revenue is recognized when the manufactured goods are shipped to the purchaser and title has transferred under our contracts where there is no right of return. Provision for potential product returns has been made on a historical trends basis. To date, we have not experienced any significant returns from our customers.
Stock-Based Compensation
     The paragraphs bracketed below represent our enhanced stock-based compensation in our most recent Form 10-Q for the second quarter of 2007 filed August 8, 2007:
     [The following table illustrates the effect of changing significant variables on the estimated fair value of our options. In each analysis, the remaining variables are held constant:

		Current estimate of
Effect of a one year change in estimated expected term:	- one year	expected term	+ one year
Estimated option life	4.5 years	5.5 years	6.5 years
Estimated fair value per share	$5.92	$6.45	$6.92

		Current estimate of
Effect of a 10% change in estimated volatility:	- 10%	volatility	+ 10%
Estimated Volatility	54%	62%	74%
Estimated fair value per share	$5.75	$6.45	$7.10]
     Based upon our August 10, 2007 discussion with Mr. Wyman of the SEC, we intend to enhance this disclosure further by extrapolating this per share variability to its potential range of the reasonably likely impact on our net loss. Our proposed disclosure in future filings is as follows:
     For example, during the first six months of 2007, approximately 166,000 options were granted, representing a total fair value of approximately $1.1 million based upon the June 30, 2007 fair market value of $10.91. This amount would increase by approximately $70,000 if the estimated expected term increased by one year and would decrease by approximately $90,000 if the estimated expected term decreased by one year. It would increase by approximately $110,000 if estimated volatility increased by 10%, and would decrease by approximately $120,000 if estimated volatility decreased by 10%.
     Periodic compensation expense would be a small portion of these estimated amounts, since our non-cash compensation expense is recognized on a straight-line basis over the applicable vesting periods of one to four years based on the fair value of such stock-based awards on the grant date. We anticipate the estimated expected term and estimated volatility will remain within the ranges listed above in the near term, however, unanticipated business or other conditions may change which could result in differing future results.
2. Revenue Recognition (p. 42):
     Your “ability to estimate total development effort and costs can vary significantly for each product candidate due to the inherent complexities and uncertainties of drug development,” which in turn can require revision of revenue estimates that are “recognized prospectively over the remaining estimated

Mr. Jim B. Rosenberg
August 31, 2007

product development period.” Please provide the following information related to your revenue estimates in disclosure-type format:
•	Provide an explanation of the methods and key assumptions used to estimate total revenue. Disclose the estimated development period for each project.

•	Disclose the estimated development period for each project.

•	Quantify impact of changes in estimates for each period presented and the reasonably likely changes expected in the future.

•	Explain contractual performance requirements serving as the basis for your recognition of research and licensing fees over the product development cycle, including the factors that you considered in “prospectively” recognizing changes in estimated total revenue.

•	Describe the nature of “available internal evidence” relied upon to determine fair value.
Supplemental Response:
     As indicated in our supplemental response to Comment No. 1, we revised the disclosure of our revenue recognition methodology in our Quarterly Report on Form 10-Q for the second quarter of 2007, as filed with the SEC on August 8, 2007. We believe that such revised disclosure, when read in conjunction to our response to Comment No. 2 in the Original Response Letter, provides the Staff with the requested clarification on this issue.
3. Research and Development Costs (p. 43):
     You adjust your rate of clinical expense recognition if actual results differ from estimates” resulting from changes in the “product development cycle”, “clinical development plan, regulatory requirements or other various factors.” You recognize the impact of these changes in estimates and the timing thereof “prospectively over the remaining estimated product development period.” Please provide the following information related to your estimates of total development costs in disclosure-type format.
     • Provide an explanation of the methods and key assumptions used to estimate total development effort and costs.
     • Quantify the impact of changes in these estimates for each period presented and reasonably likely changes expected in the future.
     • Explain the basis for recognizing development costs over the product development cycle, including the factors that you consider in “prospectively” recognizing changes in estimated development costs.
Supplemental Response:
     In response to the Staff’s comment, we revised our disclosure of Research and Development Costs in our most recent Quarterly Report on Form 10-Q for the second quarter of 2007, as filed with the SEC on August 8, 2007. Set forth in brackets below is the full text of the Research and Development Costs disclosure contained in such report. We believe that such revised disclosure, when read in conjunction with our response to Comment No. 3 in the Initial Response Letter, provides the Staff with the requested clarification on this issue.

Mr. Jim B. Rosenberg
August 31, 2007

     [All research and development (“R&D”) costs are recognized as expense when incurred. Our R&D expenses consist of costs incurred for internal and external R&D and include direct and research-related overhead expenses. We recognize clinical trial expenses, which are included in R&D expenses, based on a variety of factors, including actual and estimated labor hours, clinical site initiation activities, patient enrollment rates, estimates of external costs and other activity-based factors. We believe this method best approximates the efforts expended on a clinical trial with the expenses recorded. We adjust our rate of clinical expense recognition if actual results differ from our estimates.
     The ability to estimate total development effort and costs can vary significantly for each product candidate due to the inherent complexities and uncertainties of drug development.
     When we acquire intellectual properties from others, the purchase price is allocated, as applicable, between in-process research and development (“IPR&D”), other identifiable intangible assets and net tangible assets. Our policy defines IPR&D as the value assigned to those projects for which the related products have not yet reached technological feasibility and have no alternative future use. Determining the portion of the purchase price allocated to IPR&D requires us to make significant estimates. The amount of the purchase price allocated to IPR&D is determined by estimating the future cash flows of each project of technology and discounting the net cash flows back to their present values. The discount rate used is determined at the acquisition date, in accordance with accepted valuation methods, and includes consideration of the assessed risk of the project not being developed to a stage of commercial feasibility. Amounts recorded as IPR&D are charged to R&D expense upon acquisition.]
4. Research and Development Costs, cont. (p. 43):
     You state that consistent with EITF 01-14, reimbursements received for direct out-of-pocket expenses related to contract research and development costs are recorded as revenue rather than as a reduction in expenses. Please quantify these reimbursements and related out-of-pocket expenses for each period presented. Refer to paragraph 14 of SFAS 68.
Supplemental Response:
     None. Based upon our telephonic discussion with Mr. Wyman on August 10, 2007 call, we believe the Initial Response Letter fully addressed this comment. In addition, we revised our Research and Development Costs disclosure in our most recent Quarterly Report on Form 10-Q for the second quarter of 2007, as filed with the SEC on August 8, 2007, to include the changes indicated in the Initial Response Letter.
5. Consolidated Results of Operations/Comparison of Annual Results of Operations/Revenue (p. 46):
     It appears that you refer to the $7.0 million P&G milestone as an “upfront” payment. Please explain to us in disclosure-type format why this payment represents the culmination of a distinct earnings process and why it is substantive in nature to clarify your basis for recognizing this payment in full in 2006.

Mr. Jim B. Rosenberg
August 31, 2007

Supplemental Response:
     None. Based upon our August 10, 2007 call with Mr. Wyman, we believe our response to this comment in the Initial Response Letter fully addressed this comment. In addition, we revised our disclosure in our most recent Quarterly Report on Form 10-Q for the second quarter of 2007, as filed with the SEC on August 8, 2007, to include the changes indicated in our response to this comment in the Initial Response Letter.
6. Research and Development (p. 47):
     You are “often unable to determine the duration and completion costs of our R&D projects or when and to what extent we will receive cash inflows from the commercialization and sale of product.” However, your discussion of expected project completion and funding requirements for your lead drug candidates could be improved so that investors would have a better understanding of the reasonably likely liquidity and capital funding requirements in future periods. Please provide in disclosure-type format the following information for each of your major research and development projects.
     a. Disclose the estimated total development costs for each project, including the nature, timing and estimated costs and efforts necessary to complete the project;
     b. The anticipated completion date for the project;
     c. The risks and uncertainties associated with completing the development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and,
     d. The future period in which you expect to receive material net cash inflows from the project to be reasonably likely to occur.
Supplemental Response:
     (a) We have consistently provided in our SEC reports a table detailing our spending by project as a percentage of total project spending in the MD&A sections of our periodic filings. We have continued to enhance this disclosure and believe it gives investors sufficient information with regard to how we invest resources in these projects. Accordingly, we believe that we have fully addressed the Staff’s comment. The following table and footnotes thereto provide an example of our current disclosure of R&D expense by project from our most recent Quarterly Report on Form 10-Q for the second quarter of 2007, as filed with the SEC on August 8, 2007:
     [R&D expense by project, as a percentage of total R&D project expense, was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2007	2006(2)	2007
RNAi and TNF-a	20%	15%	24%	15%
Influenza	12%	9%	8%	8%

Subtotal	32%	24%	32%	23%

PTH(1-34)	27%	6%	28%	19%
PYY(3-36)	3%	26%	4%	17%
Insulin	15%	10%	11%	10%
Carbetocin	1%	7%	1%	6%
Calcitonin	4%	4%	7%	4%
Other research and development projects(1)	18%	23%	17%	21%

Total	100%	100%	100%	100%

(1)	Other research and development projects include our tight junction projects, excipient projects, feasibility projects and other projects.

(2)	Excludes purchased IPR&D in the field of RNAi related to influenza from Galenea of approximately $4.1 million in 2006. We believe that presenting R&D expense by project as a percentage of total R&D project expense without the Galenea transaction allows for better comparability between periods given the significance of the amount relative to total R&D project expense.]
     (b) None. We believe our response to this comment as set forth in the Initial Response Letter fully addressed this comment.
     (c) None. We believe our response to this comment as set forth in the Initial Response Letter fully addressed this comment.
     (d) None. We believe our response to this comment as set forth in the Initial Response Letter fully addressed this comment.

Mr. Jim B. Rosenberg
August 31, 2007

7. Contractual Obligations (p. 53):
     Please explain in disclosure-type format your basis for omitting estimated payments from the table of contractual obligations related to your collaborations and research and development programs that appear reasonably likely to arise.
Supplemental Response:
     As indicated in the Initial Response Letter and pursuant to our telephonic discussion with Mr. Wyman, we intend to provide more detailed disclosure of contractual obligations in our future Annual Reports on Form 10-K, to include the information detailed in our response to this comment set forth in the Initial Response Letter. In addition, we update annual disclosures on a quarterly basis in Quarterly Reports on Form 10-Q for contractual obligations with significant changes from the previous year-end. For example, in our Quarterly Report on Form 10-Q for the second quarter of 2007, as filed with the SEC on August 8, 2007, we provided the following disclosure (noted in brackets):
     [Our contractual obligations have changed since December 31, 2006 to June 30, 2007 as follows:
•	Our purchase obligations decreased by approximately $1.7 million from approximately $3.6 million at December 31, 2006 to approximately $1.9 million at June 30, 2007 due to the timing of

Mr. Jim B. Rosenberg
August 31, 2007

purchase order activity (primarily for PTH(1-34)).]
     Our table of contractual obligations at December 31, 2006 and the above disclosure does not include contingent liabilities for which we cannot reasonably predict future amounts and timing, and therefore, excludes obligations relating to milestone and royalty payments which are contingent upon certain future events as described in Note 7 to our condensed financial statements.
     In accordance with the Comment Letter request, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings under the Securities Exchange Act of 1934;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We believe we have fully responded to the comments of the Staff. If the Staff has any further questions or comments, we would welcome the opportunity to speak with the Staff in advance of any written response from the Staff. Please feel free to call me at (425) 908-3614 or Bruce York at (425) 908-3698.

Sincerely,

/s/ Philip C. Ranker

Philip C. Ranker
Chief Financial Officer

/s/ Bruce R. York

Bruce R. York
Chief Accounting Officer

cc:	Brent Johnson, KPMG LLP
Lawrence Remmel Esq., Pryor Cashman LLP